December 11, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (646)356-7034

Mr. Li Shaoming
President and Chief Executive Officer
Renhuang Pharmaceuticals Inc. (formerly Anza Capital, Inc.)
c/o Viking Investments
65 Broadway, Suite 888
New York, New York 10006

Re: Anza Capital, Inc.
         Form 10-K for the Fiscal Year Ended April 30, 2005
         Form 10-Q for the Fiscal Quarters Ended July 31, 2005,
                 and October 31, 2005
         File No. 000-19065

Dear Mr. Shaoming:

    We have completed our review of the Form 10-K and related filings noted above for Anza Capital, Inc. and have no further comments at this time.

                                        Sincerely,

                                        Lisa Haynes
                                        Reviewing Accountant